Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

October 13, 2015

Ms. Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B, Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-186029)

Transamerica Financial Life Insurance Company

Separate Account VA BNY, Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-186033)

(the “Amendment”)

Dear Ms. White:

Enclosed is a copy of the Amendment to the prototype Registration Statements that were filed with the Securities and Exchange Commission by Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (“Transamerica”) on October 13, 2015 pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933. These prototype Registration Statements were filed in conjunction with Transamerica’s request, dated October 13, 2015, for permission to file post-effective amendments to certain other registration statements on Form N-4 pursuant to paragraph (b)(1)(vii) of Rule 485. A copy of Transamerica’s (b)(1)(vii) request is also attached.

The purpose of the Amendment is to file for review the prospectuses and statements of additional information contained in the Registration Statements describing the following changes:

•	Rate Sheet Approach for Retirement Income Choice® 1.6 Rider,

Except for the changes described above, and changes reflecting the beginning of immaterial updates for the annual update process, the disclosure in the Registration Statements are the same as the disclosure in the currently effective Registration Statements previously reviewed by the Commission. Therefore, pursuant to Investment Company Act Release No. 13768, Transamerica respectfully requests selective review of the changes noted in the bullet points above contained in the Registration Statements.

If you have any comments or questions regarding the filing, please call: Julie Collett at (720) 482-8828.

Very truly yours,

Julie Collett

Senior Counsel and Vice President

Investments and Retirement Division

Transamerica Life Insurance Company and

Transamerica Financial Life Insurance Company

Enclosures

Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

October 13, 2015

William James Kotapish, Esq.

Assistant Director

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re: Request Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933

Dear Mr. Kotapish:

We are writing to you on behalf of Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (together “Transamerica”) and the following registrant, Separate Account VA B and Separate Account VA BNY (“Registrants”), who respectfully request permission to file a post-effective amendment to the registration statements on Form N-4 listed below (“Replicate Registration Statements”) under Rule 485(b)(1)(vii) under the Securities Act of 1933 (“Securities Act”):

Securities Act No. (Form N-4)
333-185573
33-33085
33-56908
333-186031
333-186030
333-189435
333-186168
333-186167
333-187910
333-187911
333-187915
333-187913
333-187912
333-185574
33-83560
333-186436
333-186034
333-186035
333-187916
333-187920
333-187918

The post-effective amendment to the Replicate Registration Statements will contain revisions that may render it ineligible to be filed under Rule 485(b).1 However, Transamerica believes the revisions will be “substantially identical”2 to revisions that will be set forth in the post-effective amendment to the registration statements on Form N-4 (File Nos. 333-186029 and 333-186033) (the “Prototype Registration Statements”).

1        Please see Exhibit A for a description of those changes contained in the Prototype Registration Statements that Transamerica and the Registrants propose to make to the above Replicate Registration Statements if this request is granted.

William James Kotapish, Esq.

October 13, 2015

2 | Page

Granting permission to file a post-effective amendment to the Replicate Registration Statements under Rule 485(b) will reduce Securities and Exchange Commission (“Commission”) staff time and effort in reviewing substantially identical disclosure for the Replicate Registration Statements. We believe the process proposed by this letter is to the mutual benefit of both the Commission staff and the Registrant.

Rule 485(b)(1)(vii) gives the Commission discretionary authority to permit certain types of post-effective amendments that are not otherwise eligible to be filed under Rule 485(b), to become effective automatically on the date upon which they are filed or at a later date designated by the registrant.3 Registrants are instructed to make requests for permission to file post-effective amendments under Rule 485(b)(1)(vii) by a letter to the Division of Investment Management (the “Division”).4 The Commission staff has also encouraged registrants to file “prototype registration statements” when they are “simultaneously making a number of filings that contained identical changes, rendering separate staff review of each filing duplicative.”5

The Commission’s exercise of its authority under Rule 485(b)(1)(vii) would permit, for example, substantially identical revisions contained in post-effective amendments filed by a number of funds in a fund complex to become effective upon filing without Division review if the Division had previously had an opportunity to review one of them.6 Here, the term “fund” would relate to a registration statement filed by a registered open-end management investment company, unit investment trust or separate account as defined in section 2(a)(37) of the Investment Company Act of 1940.7 Transamerica and each Registrant undertake to make the following representations in support of this request:

•	Because the post-effective amendment to the Replicate Registration Statements are substantially identical to the Prototype Registration Statements, the Registrants will be able to revise the post-effective amendment to the Replicate Registration Statements effectively to reflect Commission staff comments made on the Prototype Registration Statements.

•	The Registrant will make corresponding changes to the post-effective amendment to the Replicate Registration Statements in response to comments made by the Commission staff on the Prototype Registration Statements.

•	The post-effective amendment to the Replicate Registration Statements will not contain any changes other than those changes discussed in this request which would make the post-effective amendments ineligible to be filed under Rule 485(b).

Thank you for your consideration in this matter. Please call me at (720) 482-8828 if you have any questions with respect to this request.

Very truly yours,

Julie Collett

Senior Counsel and Vice President

Investments and Retirement Division

Transamerica Life Insurance Company and

Transamerica Financial Life Insurance Company

2        Transamerica and the Registrants may need to make minor, non-material revisions to each of the Replicate Registration Statements above because slight differences in the products would make the disclosure inconsistent if the changes in the Prototype Registration Statements were incorporated exactly as it appears in the Prototype Registration Statements. Any changes from the Prototype Registration Statements would most likely result from differences in the use of terminology between products.

3        See Securities Act Release No. 7083, Investment Company Act Release No. 20486 (August 17, 1994) (the “Release”); See also Securities Act Release No. 7448 (October 11, 1997) (redesignating former paragraph (b)(1)(ix) as paragraph (b)(1)(vii).

4        Id.

5        General guidance to variable annuity, variable life, and other insurance company investment contract registrants in connection with the preparation of disclosure documents and other filings, Section III.D.2, (November 7, 1996).

6        See Release at footnote 9.

7        Rule 485(b) provides, in relevant part that “a post-effective amendment to a registration statement filed by a registered open-ended investment company, unit investment trust or separate account as defined by section 2(a)(37) of the Investment Company Act shall become effective….”

William James Kotapish, Esq.

October 13, 2015

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EXHIBIT A

Below is a summary of the particular revisions made to the Prototype Registration Statements (Form N-4, Nos. 333-186029 and 333-186033) that we propose to make to the Form N-4 Replicate Registration Statements referenced in this Rule 485(b)(1)(vii) letter dated October 13, 2015. The sections below refer to the sections set forth in the Prototype Registration Statements.

Section in Registration Statement: Part A Prospectus

Rate Sheet approach for Retirement Income Choice® 1.6 Rider